Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Dated May 11, 2006
Registration Statement No. 333-131718

BioMimetic Therapeutics, Inc.

Unless the context requires otherwise, the words ‘‘BioMimetic,’’ ‘‘we,’’ ‘‘Company,’’ ‘‘us,’’ and ‘‘our’’ refer to BioMimetic Therapeutics, Inc. and our subsidiary formed in the United Kingdom in October 2005, BioMimetic Therapeutic Limited.

Issuer:	BioMimetic Therapeutics, Inc.

Common stock we are offering:	4,600,000 shares (excluding option to purchase up to 690,000 additional shares to cover over-allotments). This represents an increase from the 4,500,000 shares indicated in the preliminary prospectus dated April 26, 2006 relating to these securities (the ‘‘Preliminary Prospectus’’).

Estimated price to public:	$8.00. This represents a decrease from the price range of $11.00 to $13.00 indicated in the Preliminary Prospectus.

Common stock to be outstanding after this offering:	15,567,370 shares

Estimated net proceeds and use of proceeds:	As a result of the decrease in the estimated price to the public to $8.00 per share, the estimated net proceeds will decrease from approximately $47.3 million to approximately $31.3 million, or approximately $36.5 million if the underwriters exercise their over-allotment option in full. The intended use of proceeds remains unchanged, except that we intend to use approximately $20 million to fund our research and development activities, approximately $7 million for general corporate purposes, including working capital needs to hire additional employees, approximately $3 million to commercialize our lead product, GEM 21S, including building manufacturing capabilities, and approximately $1 million to license additional molecules and matrix materials. Despite the decrease in the estimated price to the public, we believe cash, cash equivalents and short-term investments after this offering will be sufficient to meet our currently estimated operating and investing requirements through the beginning of 2008. However, our operating plan may change as a result of many factors, including those described on pages 22 and 23 of the Preliminary Prospectus.

Pro forma as adjusted balance sheet data:	As of March 31, 2006, adjusted to reflect the decrease in the net proceeds from the offering:

Cash and cash equivalents	$59,500
Total assets	79,051
Long-term capital lease obligations	36
Total liabilities	21,840
Redeemable, convertible preferred stock	—
Accumulated deficit	(26,370)
Total stockholders’ equity (deficit)	57,212

Pro forma as adjusted capitalization:	As of March 31, 2006, adjusted to reflect the decrease in the net proceeds from the offering:

Redeemable, convertible preferred stock:
Series A redeemable, convertible preferred stock, $0.001 par value; 3,246,408 shares authorized; 3,246,408 shares issued and outstanding actual, no shares outstanding pro forma	$—
Series B redeemable, convertible preferred stock, $0.001 par value; 1,147,427 shares authorized; 1,147,427 shares issued and outstanding actual, no shares outstanding pro forma	—
Series C redeemable, convertible preferred stock, $0.001 par value; 5,178,305 shares authorized; 4,827,505 shares outstanding actual, no shares outstanding pro forma	—
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 16,906,500 shares authorized; 1,746,030 shares issued and outstanding actual, 10,967,370 shares outstanding pro forma and 37,500,000 shares authorized and 15,567,370 shares outstanding pro forma as adjusted	15
Additional paid-in capital	83,567
Accumulated deficit	(26,370)
Total stockholders’ equity (deficit)	57,212
Total capitalization	57,212

Option grants in last fiscal year:	The following table contains information regarding grants of options to purchase shares of our common stock to our named executive officers during the year ended December 31, 2005, adjusted to reflect the decrease in the estimated price to the public:

	Potential realizable value at assumed annual rates of stock price appreciation for option term
Name	5%($)	10%($)
Samuel E. Lynch, D.M.D., D.M.Sc.	—	—
Larry Bullock	—	—
Charles E. Hart, Ph.D.	$182,722	$242,384
Steven N. Hirsch	1,440,595	1,910,979
Mark Citron	91,361	121,192

The dollar amounts under these columns are the result of calculations at rates set by the Securities and Exchance Commission, or the SEC, and, therefore, are not intended to forecast possible future appreciation, if any, in the price of the underlying common stock. The potential realizable values are calculated using estimated price to the public of $8.00 per share, and assuming that the market price appreciates from this price at the indicated rate for the entire term of each option and that each option is exercised and sold on the last day of its term at the assumed appreciated price.

Aggregated option exercises in last fiscal year and fiscal year-end option values:	The following table provides information about the number of shares of our common stock issued upon option exercises by our named executive officers during the year ended December 31, 2005, and the value realized by our named executive officers, on a post-stock split basis. The table also provides information about the number and value of options held by our named executive officers at December 31, 2005, on a post-stock split basis.

	Value of unexercised in-the- money options at December 31, 2005
Name	Exercisable	Unexercisable
Samuel E. Lynch, D.M.D., D.M.Sc.	$1,273,400	$231,200
Larry Bullock	230,700	346,050
Charles E. Hart, Ph.D.	131,000	422,950
Steven N. Hirsch	—	1,032,817
Mark Citron	497,450	190,500

There was no public trading market for our common stock as of December 31, 2005. Accordingly, as permitted by the rules of the SEC, we have calculated the value of unexercised in-the-money options at fiscal year-end on the basis of an assumed fair market value of our common stock as of December 31, 2005 equal to estimated price to the public of $8.00 per share, less the aggregate exercise price.

Principal stockholders:	The percentage of shares beneficially owned after the offering, as of March 31, 2006 and as adjusted to reflect the increase in the number of shares of common stock we are offering, of Burrill Biotechnology Capital Fund, L.P. is 15.1%, of Ann Hanham, Ph.D. is 15.1% and of all directors and officers as a group (13 persons) is 42.2%.

Shares eligible for future sale:	155,674 shares of our common stock will qualify for resale under Rule 144(k) beginning on the date of this prospectus and 1,223,097 shares will qualify for resale under Rule 144(k) within 180 days of the date of this prospectus.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of March 31, 2006, we had a net tangible book value of $(33.4) million, or $(19.15) per share of common stock, not taking into account the conversion of our outstanding redeemable, convertible preferred stock into common stock. Net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of shares of our outstanding common stock.

After (1) giving effect to the conversion of all of our redeemable, convertible preferred stock, (2) giving effect to the sale of 4,600,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $8.00 per share, (3) deducting the estimated underwriting discounts and commissions and our estimated offering expenses, and (4) giving effect to the 1.5 for one stock split that occurred on May 4, 2006, our pro forma as adjusted net tangible book value as of March 31, 2006 would have been approximately $48.8 million, or approximately $3.13 per share of common stock. This represents an immediate dilution of $4.87 per share to new investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$8.00
Historical net tangible book value per share as of March 31, 2006	$(19.15)
Pro forma increase in net tangible book value per share attributable to conversion of redeemable, convertible preferred stock outstanding at March 31, 2006	20.74
Pro forma net tangible book value per share as of March 31, 2006	1.59
Pro forma increase per share attributable to new investors	1.54
Pro forma as adjusted net tangible book value per share after this offering		3.13
Pro forma dilution per share to new investors		$4.87

If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value will increase to $3.31 per share, representing an increase to existing holders of $1.72 per share, and there will be immediate dilution of $4.69 per share to new investors.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2006, the differences between existing stockholders and new investors with respect to:

•	the number of shares of common stock purchased from us, assuming the conversion of all outstanding shares of redeemable, convertible preferred stock into common stock;

•	the total consideration paid to us; and

•	the average price per share paid by existing stockholders and by new investors in this offering, before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The calculation in this table with respect to shares to be purchased by new investors in this offering reflects an assumed initial public offering price of $8.00 per share.

	Total shares		Total consideration
	Number	%	Amount	%	Average price per share
Existing stockholders	10,967,370	70%	$52,330,431	59%	$4.77
New investors	4,600,000	30	36,800,000	41	8.00
Total	15,567,370	100%	$89,130,431	100%

The foregoing discussion and tables assume no exercise of the underwriters' over-allotment option or of any outstanding stock options after March 31, 2006.

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the pro forma as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately 67% of the total pro forma as adjusted shares of our common stock outstanding after this offering; and

•	the pro forma as adjusted number of shares of our common stock held by new public investors will increase to 5,290,000, or approximately 33% of the total pro forma as adjusted shares of our common stock outstanding after this offering.

The tables and calculations above are based on shares outstanding as of March 31, 2006 and exclude:

•	1,465,458 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2006 at a weighted average exercise price of $3.04 per share; and

•	617,667 shares of common stock that will be reserved for future issuance under our stock plans as of the completion of this offering.

If all of our vested outstanding options as of March 31, 2006 were exercised, the pro forma as adjusted net tangible book value per share after this offering would be $3.10 per share, representing an increase to option holders of $0.77 per share, and there would be an immediate dilution of $0.03 per share to new and existing investors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611.